26 March 2007

MEDIA RELEASE

Telecom Sells Yellow Pages Group for NZ$2.24 Billion

Telecom Corporation of New Zealand Limited (“Telecom”) today confirmed that it has reached agreement to sell Telecom’s Yellow Pages Group (“YPG”) to a private equity consortium consisting of CCMP Capital and Teachers’ Private Capital, the private investment arm of the Ontario Teachers’ Pension Plan for NZ$2.24 billion, including YPG receivables retained by Telecom.

The total value of NZ$2.24 billion represents NZ$2.165 billion cash settlement plus approximately NZ$75 million of YPG debtors retained by Telecom.

In commenting on the sale, Telecom Chairman Wayne Boyd said “this transaction represents a significant outcome for Telecom shareholders. The Board is satisfied that the transaction fairly reflects the underlying value of the YPG business. We thank all YPG employees for helping to build an outstanding company over the years and we look forward to maintaining a close relationship with YPG and its new owners into the future.”

It is Telecom’s expectation that the transaction will be completed by the end of April subject to Overseas Investment Office approval and normal closing conditions. Telecom will then be in a position to outline its capital management plans in relation to the cash sale proceeds at its Third Quarter profit announcement on Thursday 3rd May 2007.

Telecom was advised by Goldman Sachs JBWere.

ENDS

For inquiries please call:

Phil Love
Acting Public Affairs Manager
027 244 8496

About Yellow Pages Group

Yellow Pages Group is the publishers of the print directories Yellow Pages®, White Pages®, and Local Directories™, as well as the online directories equivalent and the 018 service. Recently, Yellow Pages Group has also acquired the New Zealand Tourism Online, New Zealand Retirement Guide. Each year Yellow Pages Group is responsible for printing and distributing more than 6 million directories – 18 regional editions of Yellow Pages and White Pages, and 22 editions of Local Directories – across the nation. Yellow Pages Group aims to be New Zealanders’ number one find-it resource and has over 50 million look-ups across their products and services every month.

Yellow Pages Group has over 600 employees nationally with annual revenue of $250 million.

About CCMP Capital Asia

CCMP Capital Asia, Ltd. is one of the largest and most experienced buyout firms in Asia, with US$2.7 billion in capital commitments under management. Since its launch in May 1999, CCMP Capital Asia has advised on total investment commitments of over US$1.6 billion in 24 companies with total transaction value of over US$11 billion. The commitments are spread across Asia in CCMP Capital Asia’s focus markets of Australia, Greater China, Japan, Korea and Singapore. CCMP Capital Asia’s core strategy is to target control investments in market leading companies with strong cash generative business models, high barriers to entry and differentiating capabilities or products. In particular, the Firm focuses on companies where it is able to utilize its operationally driven business model to create value and drive returns.

About Teachers’ Private Capital

Teachers’ Private Capital is the private investment arm of the US$85 billion Ontario Teachers’ Pension Plan, an independent corporation responsible for investing the fund and administering the pensions of Ontario’s 264,000 active and retired teachers, with more than US$12 billion in assets. Teachers’ Private Capital is one of North America’s largest private investors, providing capital for large and mid-cap companies, infrastructure assets as well as venture capital for developing industries. It has completed a number of notable private investments, including Shoppers Drug Mart Corporation, Easton-Bell Sports, Samsonite Corp., National Bedding Co. (Serta), Doane Pet Care, the Canadian Yellow Pages Group, Maple Leaf Sports & Entertainment and Alliance Laundry Holdings.